AMENDMENT


10030224

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8- 67369

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Swedbank First Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Ave, 35th Floor
(No. and Street)

New York, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa Keller 212-906-0839
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sax Macy Fromm & Co., PC
(Name - *if individual, state last, first, middle name*)

855 Valley Road (Address) Clifton (City) New Jersey (State) 07013 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

3/29

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Melissa Keller , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SwedBank First Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.

State of New York
County of New York

BRANDON LI
Notary Public - State of New York
No. 01LI6199729
Qualified in __________ County
My Commission Expires Jan. 20, 2013

Melissa Keller
Signature

Chief Administrator
Title

03/18/10
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

RECEIVED 2010 MAR 22 PM 3:02 SEC / TM

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067369 FINRA DEC
SWEDBANK FIRST SECURITIES LLC 6*6
570 LEXINGTON AVE FL 35
NEW YORK NY 10022-6867

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Melissa Keller 212-906-0839

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 5982

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (2540)
7.20.09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3442

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3442

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3442

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Swedbank First Securities, LLC
(Name of Corporation, Partnership or other organization)

Melissa Keller
(Authorized Signature)

Dated the 26 day of February, 20 10.

FinOp & CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

PD CK # 1388
2.26.10

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,423,341

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 27,853

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 2,540

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______

Enter the greater of line (i) or (ii) 2540

Total deductions 30,393

2d. SIPC Net Operating Revenues $ 2,392,948

2e. General Assessment @ .0025 $ 5982

(to page 1 but not less than $150 minimum)

Swedbank First Securities, LLC

Report Pursuant to Rule 17a-5
Financial Statements

Year Ended December 31, 2009

Swedbank First Securities, LLC

Report Pursuant to Rule 17a-5

Index to Financial Statements

Year Ended December 31, 2009

	Page
Independent Auditors' Report	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Members' Capital (Deficit)	4
Statement of Changes in Subordinated Liabilities	5
Statement of Cash Flows	6
Notes to Financial Statements	7
Supplementary Information:	
Independent Auditors' Report on Supplementary Information	10
Schedule of Minimum Capital Requirements	11
Schedule for Determination of the Reserve Requirements Under Exhibit A of Rule 15(c) 3-3	12
Independent Auditors' Report on Internal Control over Financial Reporting	13

Trusted Advisors for Over 50 Years



SAX MACY FROMM & CO., PC

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

To the Board of Directors of
Swedbank First Securities, LLC:

We have audited the accompanying statement of financial condition of **Swedbank First Securities, LLC** as of December 31, 2009, and the related statements of operations, changes in members' capital (deficit), changes in subordinated liabilities, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Swedbank First Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Minimum Capital Requirements and in the Schedule for Determination of the Reserve Requirements is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sax Macy Fromm & Co., PC

Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
January 28, 2010

855 VALLEY ROAD ▪ CLIFTON, NJ 07013 ▪ TEL (973) 472-6250 ▪ FAX (973) 472-7172 ▪ WWW.SMF-CPA.COM

NEW JERSEY ▪ NEW YORK ▪ CONNECTICUT ▪ FLORIDA

Swedbank First Securities, LLC

Statement of Financial Condition

December 31, 2009

Assets

Current Assets:		
Cash and cash equivalents	$ 861,943	
Deposit with clearing organization	50,076	
Accounts receivable from clearing brokers	93,039	
Prepaid expenses and other current assets	22,370	
Total Current Assets		$ 1,027,428
Property and Equipment:		
Equipment	250,987	
Furniture and fixtures	18,523	
Leasehold improvements	10,227	
Total	279,737	
Less: Accumulated depreciation	265,831	
Net Property and Equipment		13,906
Other Assets:		
Organizational costs, net		1,333
Total Assets		$ 1,042,667

Liabilities and Members' Capital (Deficit)

Current Liabilities:		
Accounts payable	$ 18,278	
Accrued expenses and other current liabilites	46,600	
Total Current Liabilities		$ 64,878
Subordinated Liabilities		1,000,000
Members' Capital (Deficit)		(22,211)
Total Liabilities and Members' Capital		$ 1,042,667



The Accompanying Notes are an Integral Part of these Financial Statements.

Swedbank First Securities, LLC

Statement of Operations

Year Ended December 31, 2009

Revenues:		
Commission income	$ 2,305,869	
Private placement income	121,017	
Research services income	641,489	
Interest income	3,377	
Total Revenues		$ 3,071,752
Expenses:		
Registered representative salaries and benefits	1,592,101	
Administrative salaries and benefits	500,911	
Clearing fees	121,854	
Occupancy costs	238,185	
Communication expenses	367,116	
Depreciation and amortization	83,641	
Professional fees	71,235	
Travel and entertainment	188,155	
Interest expense	15,412	
Other expenses	71,395	
Total Expenses		3,250,005
Net (Loss) Before Income Taxes		(178,253)
Income Taxes		1,500
Net (Loss)		$ (179,753)

The Accompanying Notes are an Integral Part of these Financial Statements.



Swedbank First Securities, LLC

Statement of Changes in Members' Capital (Deficit)

Year Ended December 31, 2009

Members' Capital at Beginning of Year	$ 157,542
Net (loss)	(179,753)
Members' Capital (Deficit) at End of Year	$ (22,211)

The Accompanying Notes are an Integral Part of these Financial Statements.


SMF

Swedbank First Securities, LLC

Statement of Changes in Subordinated Liabilities

Year Ended December 31, 2009

Subordinated Borrowings at December 31, 2008	$ 1,000,000
Issuance (repayment) of subordinated notes	---
Subordinated Borrowings at December 31, 2009	$ 1,000,000

The Accompanying Notes are an Integral Part of these Financial Statements.



Swedbank First Securities, LLC

Statement of Cash Flows

Year Ended December 31, 2009

Cash Flows From Operating Activities:		
Net (loss)		$ (179,753)
Adjustments to reconcile net (loss) to net cash provided by operating activities:		
Depreciation and amortization	$ 83,641	
(Increase) decrease in assets:		
Deposit with clearing organization	3,547	
Accounts receivable from clearing brokers	163,109	
Prepaid expenses and other current assets	(4,536)	
Security deposit	3,500	
Increase (decrease) in liabilities:		
Accounts payable	3,140	
Accrued expenses and other current liabilities	(57,659)	
Net adjustments to reconcile net (loss) to net cash provided by operating activities		194,742
Net Cash Provided by Operating Activities		14,989
Cash Flows From Investing Activities:		
Additions to property and equipment		(15,615)
Net Decrease in Cash and Cash Equivalents		(626)
Cash and Cash Equivalents at Beginning of Year		862,569
Cash and Cash Equivalents at End of Year		$ 861,943
Cash Paid During the Year for:		
Interest		$ 20,382
Income taxes		$ 1,500

The Accompanying Notes are an Integral Part of these Financial Statements.


SMF

Swedbank First Securities, LLC

Notes to Financial Statements

Note 1 – Nature of Business:

Swedbank First Securities, LLC ("the Company") is a registered broker-dealer under the Securities and Exchange Act of 1934. The Company is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (The "FINRA").

Note 2 – Summary of Significant Accounting Policies:

A. Revenue Recognition – The Company recognizes revenues at the time services are rendered.

B. Property and Equipment – Property and equipment are stated at cost. Major renewals and betterments are capitalized; expenditures for repairs and maintenance are charged to expense. Depreciation is provided generally on a straight-line basis over the estimated service lives of the respective classes of property. Depreciation of leasehold improvements is based on the terms of the respective lease.

C. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenue and expenses during the period. Actual results could differ from these estimates.

D. Income Taxes – The Company is treated as a partnership under the Internal Revenue Code. Taxable income or loss of the Company flows through to the individual members of the Company who are responsible for reporting taxes thereon. Accordingly, the Company records no provision for federal taxes. The Company is subject to the New York City unincorporated business tax.

E. Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

F. Intangible Assets – Organization costs are being amortized using the straight-line method over five years.

G. Subsequent Events – Under accounting principles generally accepted in the United States of America, the Company adopted Subsequent Events, which establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Subsequent Events sets forth: (1) The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. Subsequent Events are effective for interim or annual financial periods ending after June 15, 2009. The Company adopted Subsequent Events in the year ended December 31, 2009 and evaluated subsequent events through January 28, 2010, the date the financial statements were available to be issued.


SMF

Note 3 – Deposits with Clearing Organization:

The Company has deposited $50,076 with Fortis Clearing Americas, as security for its transactions with this agency. The $50,076 exceeds the minimum deposit required by $76. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 4 – Concentration of Credit Risk:

The Company primarily maintains its cash balances at one financial institution. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC). Balances have at times exceeded FDIC insured limits in 2009.

Note 5 – Commitments:

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes that there is no maximum amount assignable to the right. At December 31, 2009, the Company has recorded no liability with regard to the right. The Company paid the clearing brokers no amounts related to these guarantees during the period.

The Company leases office space for its corporate headquarters pursuant to a three-year lease. The Company's rent expense was $220,343 for the year ended December 31, 2009. The Company is currently negotiating a new lease which is expected to be completed in February 2010.

The lease requires annual payments as follows:

Years Ending December 31	
2010	$ 33,912
Total	$ 33,912

Note 6 – Economic Dependency:

For the year ended December 31, 2009, revenue from one customer aggregated $494,366. There are no amounts due from this customer as of December 31, 2009.

Note 7 – Subordinated Liabilities:

Liability under the subordination agreement is as follows:

Subordinated note, to First Securities ASA, (one of the Company's members) at Federal Funds rate plus one percent, due June 30, 2012	$ 1,000,000

The interest expense for the year was $15,412.



Note 7 – Subordinated Liabilities *(Continued):*

The subordinated liability is covered by agreements approved by the FINRA and thus is available in computing net capital under Securities and Exchange Commission's uniform net capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, they may not be paid.

Note 8 – Related Party Transactions:

The Company's members provide clearing broker services on a fully disclosed basis to the Company. Included in the statement of financial condition for the year ended December 31, 2009, are accounts receivable of $85,331 due from the members for client transactions that have been already cleared.

Note 9 – Net Capital Requirements:

As a registered broker-dealer, the Company is subject to the minimum net capital requirements pursuant to Uniform Net Capital Rule 15c 3-1 of the Securities Exchange Act of 1934. Under that Rule the Company is required to maintain a minimum net capital, as defined, of the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital as of December 31, 2009 was $848,015, which exceeded its requirement by $748,015.

Note 10 – Retirement Plan:

The Company maintains a retirement plan which covers substantially all employees. The plan is subject to the Employee Retirement Security Act of 1974 (ERISA) and all the requirements of section 401(a) and 401(k) of the Internal Revenue Code. Pre-tax employee contributions are made pursuant to salary deferral agreements. Participants are immediately vested in their voluntary contributions plus actual earning thereon.

Note 11 – Financial Instruments with Off-Balance Sheet Risk:

In the normal course of business, the Company, acting as an agent, executes transactions on behalf of its customers. If the agency transactions do not settle because of failure by either the customer or the counterparty to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract amount of the transaction.





Trusted Advisors for Over 50 Years
SAX MACY FROMM & CO., PC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Independent Auditors Report on Supplementary Information

To the Board of Directors of
Swedbank First Securities, LLC:

Our report on our audit of the basic financial statements of **Swedbank First Securities, LLC** for the year ended December 31, 2009 appears on page one. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
January 28, 2010

Swedbank First Securities, LLC

Schedule of Minimum Capital Requirements

December 31, 2009

Total Members' Capital (Deficit)		$ (22,211)
Add: Additions to Capital:		
Subordinated liabilities - allowable		1,000,000
Total Capital and Allowable Subordinated Liabilities		977,789
Less: Non Allowable Assets:		
Accounts receivable	$ 92,165	
Organizational costs	1,333	
Property and equipment, net	13,906	
Prepaid expenses and other current assets	22,370	
Total Adjustments		129,774
Adjusted Net Capital		848,015
Computation of Net Capital Requirements:		
Minimum net capital requirements:		
6 2/3 percent of net agregate indebtedness	4,325	
Minimum dollar net capital required	100,000	
Net Capital Required (Greater of Above)		100,000
Excess Net Capital		$ 748,015
Aggregate Indebteness		$ 64,878
Ratio of Aggregate Indebteness to Adjusted Net Capital ($64,878/$848,015)		7.65%

Note: There are no material differences between the above computation and the Company's corresponding unaudited Focus filing as of December 31, 2009.



Swedbank First Securities, LLC

Schedule for Determination of the Reserve Requirements
Under Exhibit A of Rule 15(c) 3-3

December 31, 2009

The Company is exempt from Rule 15(c)3-3 under paragraph (k)(2)(i). As such, the Company does not hold funds or securities for any customers.

See Independent Auditors' Report on Supplementary Information.





Trusted Advisors for Over 50 Years

SAX MACY FROMM & CO., PC

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report on Internal Control over Financial Reporting

To the Board of Directors of
Swedbank First Securities, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of **Swedbank First Securities, LLC** (the Company) for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15(c)3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Swedbank First Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.



Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
January 28, 2010


SMF